(d)(18)(i)

March 1, 2017

Voya Mutual Funds
7337 East Doubletree Ranch Road
Suite 100
Scottsdale, AZ  85258-2034

Re:                             Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Mutual Funds (“VMF”), on behalf of Voya Global Equity Dividend Fund (the “Fund”), intending to be legally bound hereby, VIL, the adviser to the Fund, agrees that, from March 1, 2017 through March 1, 2018, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Fund shall be as follows:

	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
Name of Fund	A	B	C	I	O	W
Voya Global Equity Dividend Fund	1.25%	2.00%	2.00%	1.00%	1.25%	1.00%

We are willing to be bound by this letter agreement for the period from March 1, 2017 through March 1, 2018.  The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply.  VIL acknowledges that (1) it shall not be entitled to collect on or make a claim for waived fees at any time in the future, and (2) it shall not be entitled to collect on or make a claim for reimbursed expenses at any time in the future.  This letter agreement shall terminate upon termination of the ELA.

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Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VMF.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC

Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Mutual Funds